SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

AXONICS MODULATION

TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05465P101

(CUSIP number)

M.O.J.M. Perret

Cooperatieve Gilde Healthcare IV U.A.

Newtonlaan 91

3584 BP Utrecht

The Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 05465P101	Schedule 13G	Page 1 of 6 Pages

1	NAMES OF REPORTING PERSON Cooperatieve Gilde Healthcare IV U.A. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,133,332
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,133,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 05465P101	Schedule 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare IV Management B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,133,332
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,133,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 05465P101	Schedule 13G	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare Holding B.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,133,332
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,133,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 05465P101	Schedule 13G	Page 4 of 6 Pages

1	NAMES OF REPORTING PERSON Marc Olivier Perret
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,133,332
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,133,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 05465P101	Schedule 13G	Page 5 of 6 Pages

1	NAMES OF REPORTING PERSON Edwin de Graaf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,133,332
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,133,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 05465P101	Schedule 13G	Page 6 of 6 Pages

1	NAMES OF REPORTING PERSON Martemanshurk BV (100% owned by Pieter van der Meer)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,133,332
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,133,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,133,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4%
12	TYPE OF REPORTING PERSON* OO

Explanatory Note

This Schedule 13G amends and supplements the Schedule 13D filed on January 4, 2019, as amended by the Schedule 13D/A filed on November 27, 2019, relating to the common stock, par value $0.0001 per share, of Axonics Modulation Technologies, Inc., a Delaware corporation. No ownership change is being reported on this Schedule 13G.

Item 1(a).	Name of Issuer:

Axonics Modulation Technologies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

26 Technology Drive, Irvine, California 92618

Item 2(a).	Name of Person Filing:

Cooperatieve Gilde Healthcare IV U.A.
Gilde Healthcare IV Management B.V.
Gilde Healhcare Holding B.V.
Marc Olivier Perret
Edwin de Graaf
Martemanshurk BV (100% owned by Pieter van der Meer)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Gilde Healthcare Partners BV
Newtonlaan 91
3584 BP Utrecht
The Netherlands

Item 2(c).	Citizenship:

Each of the reporting persons is organized and based in the Netherlands.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP No.:

05465P101

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

Cooperatieve Gilde Healthcare IV U.A.	3,133,332 shares
Gilde Healthcare IV Management B.V.	3,133,332 shares
Gilde Healhcare Holding B.V.	3,133,332 shares
Marc Olivier Perret	3,133,332 shares
Edwin de Graaf	3,133,332 shares
Martemanshurk BV (100% owned by Pieter van der Meer)	3,133,332 shares

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management B.V. is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management B.V. is fully owned by Gilde Healthcare Holding B.V. The three managing partners of Gilde Healthcare Holding B.V. are Edwin de Graaf, Marc Olivier Perret and Martemanshurk BV (of which Pieter van der Meer is the owner and manager). Gilde Healthcare IV Management B.V. disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

Each of Messrs. Perret, de Graaf and van der Meer and Martemanshurk BV each disclaim beneficial ownership of the shares except to the extent of his or its pecuniary interest therein.

(b)	Percent of class:

	Cooperatieve Gilde Healthcare IV U.A.	9.4%
	Gilde Healthcare IV Management B.V.	9.4%
	Gilde Healhcare Holding B.V.	9.4%
	Marc Olivier Perret	9.4%
	Edwin de Graaf	9.4%
	Martemanshurk BV (100% owned by Pieter van der Meer)	9.4%

	These percentages are based on the 33,228,911 outstanding shares of Common Stock reported by the Issuer to be outstanding immediately after the closing of the Issuer’s Common Stock offering on the Issuer’s prospectus filed under Rule 424(B)(5), filed with the Securities and Exchange Commission on November 21, 2019.

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:

Cooperatieve Gilde Healthcare IV U.A.	0 shares
Gilde Healthcare IV Management B.V.	0 shares
Gilde Healhcare Holding B.V.	0 shares
Marc Olivier Perret	0 shares
Edwin de Graaf	0 shares
Martemanshurk BV (100% owned by Pieter van der Meer)	0 shares

(ii) Shared power to vote or to direct the vote:

Cooperatieve Gilde Healthcare IV U.A.	3,133,332 shares
Gilde Healthcare IV Management B.V.	3,133,332 shares
Gilde Healhcare Holding B.V.	3,133,332 shares
Marc Olivier Perret	3,133,332 shares
Edwin de Graaf	3,133,332 shares
Martemanshurk BV (100% owned by Pieter van der Meer)	3,133,332 shares

(iii) Sole power to dispose or to direct the disposition of:
	Cooperatieve Gilde Healthcare IV U.A.	0 shares
	Gilde Healthcare IV Management B.V.	0 shares
	Gilde Healhcare Holding B.V.	0 shares
	Marc Olivier Perret	0 shares
	Edwin de Graaf	0 shares
	Martemanshurk BV (100% owned by Pieter van der Meer)	0 shares

(iv) Shared power to dispose or to direct the disposition of:
	Cooperatieve Gilde Healthcare IV U.A.	3,133,332 shares
	Gilde Healthcare IV Management B.V.	3,133,332 shares
	Gilde Healhcare Holding B.V.	3,133,332 shares
	Marc Olivier Perret	3,133,332 shares
	Edwin de Graaf	3,133,332 shares
	Martemanshurk BV (100% owned by Pieter van der Meer)	3,133,332 shares

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See Item 4(a) above.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: December 10, 2019		COOPERATIEVE GILDE HEALTHCARE IV U.A.

By: GILDE HEALTHCARE IV MANAGEMENT B.V.
Its: Manager

	By:	/s/ M.O.J.M. Perret
		Name:	M.O.J.M. Perret
		Title:	Managing Director

GILDE HEALTHCARE IV MANAGEMENT B.V.

	By:	/s/ M.O.J.M. Perret
		Name:	M.O.J.M. Perret
		Title:	Managing Director

GILDE HEALTHCARE HOLDING BV

	By:	/s/ M.O.J.M. Perret
		Name:	M.O.J.M. Perret
		Title:	Managing Director

	By:	/s/ Marc Olivier Perret
Marc Olivier Perret

	By:	/s/ Edwin de Graaf
Edwin de Graaf

MARTEMANSHURK BV

	By:	/s/ Pieter van der Meer
		Name:	Pieter van der Meer
		Title:	Managing Partner